Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE- AND NINE-MONTH PERIODS ENDED AUGUST 31, 2020

The following Management’s Discussion and Analysis, or MD&A, provides Management’s point of view on the financial position and results of operations of Theratechnologies Inc., on a consolidated basis, for the three- and nine-month periods ended August 31, 2020 compared to the three- and nine-month periods ended August 31, 2019. Unless otherwise indicated or unless the context requires otherwise, all references in this MD&A to “Theratechnologies”, the “Company”, the “Corporation”, “we”, “our”, “us” or similar terms refer to Theratechnologies Inc. and its subsidiaries on a consolidated basis. This MD&A is dated October 13, 2020, was approved by our Audit Committee on October 14, 2020 and should be read in conjunction with our unaudited interim consolidated financial statements and the notes thereto as at August 31, 2020, or Interim Financial Statements, as well as the MD&A and audited annual consolidated financial statements, including the notes thereto, as at November 30, 2019.

Except as otherwise indicated, the financial information contained in this MD&A and in our Interim Financial Statements has been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

The Company’s functional and presentation currency is the United States dollar, or USD. All monetary amounts set forth in this MD&A and the Interim Financial Statements are expressed in USD, unless otherwise noted.

In this MD&A, the use of EGRIFTA® and EGRIFTA SV® (tesamorelin for injection) refers to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy and the use of Trogarzo® (ibalizumab-uiyk) injection refers to ibalizumab for the treatment of multidrug resistant HIV-1 infected patients. The use of tesamorelin refers to the use of our tesamorelin compound for the potential treatment of Nonalcoholic steatohepatitis, or NASH, in the general population and in people living with HIV.

Forward-Looking Information

This MD&A contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The forward-looking statements contained in this MD&A include, but are not limited to, statements regarding the progress of our research and development activities, the various timelines to achieve certain milestones or to complete certain activities, including those related to the filing with regulatory agencies of a Phase 3 study protocol, an investigator new drug application, or IND, and the beginning of clinical trials as part of our research and development activities, revenue growth from sales of EGRIFTA SV® and Trogarzo®, the securing of an appropriate pricing and widespread reimbursement for Trogarzo® in key European countries, the launch of Trogarzo® in Europe and potential product acquisitions or in-licensing transactions.

Theratechnologies Inc.

2015 Peel, 11th Floor

Montreal, Québec H3A 1T8

Although the forward-looking information contained in this MD&A is based upon what the Company believes are reasonable assumptions in light of the information currently available, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Certain assumptions made in preparing the forward-looking statements include that: the current COVID-19 pandemic will have limited effect on the Company’s operations; sales of EGRIFTA SV® and Trogarzo® in the United States will increase over time; the Company’s commercial practices in the United States, Canada and the countries of the European Union will not be found to be in violation of applicable laws; the long-term use of EGRIFTA®, EGRIFTA SV® and Trogarzo® will not change their respective current safety profile; no recall or market withdrawal of EGRIFTA SV® and Trogarzo® will occur; no laws, regulation, order, decree or judgment will be passed or issued by a governmental body negatively affecting the marketing, promotion or sale of EGRIFTA SV® and Trogarzo® in countries where such products are commercialized; continuous supply of EGRIFTA SV® and Trogarzo® will be available; the Company’s relations with third-party suppliers of EGRIFTA SV® and Trogarzo® will be conflict-free and such third-party suppliers will have the capacity to manufacture and supply EGRIFTA®, EGRIFTA SV® and Trogarzo® to meet market demand on a timely basis; no biosimilar version of EGRIFTA SV® will be approved by the United States Food and Drug Administration, or FDA; the Company’s intellectual property will prevent companies from commercializing biosimilar versions of EGRIFTA SV® in the United States; Trogarzo® will be reimbursed in European countries; the FDA will approve the new formulation of tesamorelin, or F8 formulation; the FDA and the European regulatory agencies will approve the Phase 3 study protocol for the Corporation’s Phase 3 clinical trial to develop tesamorelin for the treatment of NASH in the general population; the Company will succeed in conducting such Phase 3 clinical trial; the Company’s research and development activities using peptides derived from its oncology platform will yield positive results allowing for the development of new drug for the treatment of cancer; the data obtained from the Company’s market research on the potential market size for the Company’s products are accurate; the Company’s European infrastructure is adequate to commercialize Trogarzo® in Germany and in other European countries; and the Company’s business plan will not be substantially modified.

Forward-looking information assumptions are subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, those related to or arising from: the adverse impact of the COVID-19 pandemic on (a) the Company’s sales efforts and sales initiatives, (b) the capacity of the Company’s suppliers to meet their obligations vis-à-vis the Company, (c) the Company’s research and development activities, (d) the health of the Company’s employees and its capacity to rely on its resources, as well as (e) global trade; the Company’s expectations regarding the commercialization of EGRIFTA SV® and Trogarzo®; the Company’s ability and capacity to grow the sales of EGRIFTA SV® and Trogarzo® successfully in the United States and Trogarzo® in Europe; the Company’s capacity to meet supply and demand for its products; the market acceptance of EGRIFTA SV® and Trogarzo® in the United States and of Trogarzo® in Europe; the continuation of the Company’s collaborations and other significant agreements with its existing commercial partners and third-party suppliers and its ability to establish and maintain additional collaboration agreements; the Company’s success in continuing to seek and maintain reimbursements for EGRIFTA SV® and Trogarzo® by third-party payors in the United States; the success and pricing of other competing drugs or therapies that are or may become available; the Company’s ability to

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

protect and maintain its intellectual property rights in EGRIFTA SV® and tesamorelin; the Company’s success in obtaining reimbursement for Trogarzo® in countries of the European Union, together with the level of reimbursement, if at all; the Company’s ability and capacity to commercialize Trogarzo® in Germany and to launch Trogarzo® in other countries of the European Union; the Company’s ability to obtain the approval by the FDA of the F8 formulation; the Company’s ability to obtain approval from regulatory agencies for its Phase 3 study protocol for the development of tesamorelin in the NASH general population without conducting a Phase 2b or earlier study in such population; the Company’s ability to successfully conduct a Phase 3 clinical trial using tesamorelin for the treatment of NASH in the general population and the timeline to complete such trial; the Company’s capacity to develop its proprietary oncology platform and obtain positive results therefrom; the Company’s capacity to acquire or in-licence new products and/or compounds; the Company’s expectations regarding its financial performance, including revenues, expenses, gross margins, profitability, liquidity, capital expenditures and income taxes; and the Company’s estimates regarding its capital requirements.

We refer current and potential investors to the “Risk Factors” section of our Annual Information Form dated February 24, 2020 available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to our report on Form 40-F dated February 25, 2020 under Theratechnologies’ public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this MD&A and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this MD&A, whether as a result of new information, future events or circumstances, or otherwise, except as may be required by applicable law.

Overview and Recent Developments

We are a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs.

We have two approved medicines for people living with HIV and a robust and promising pipeline of investigational medicines in other areas of high unmet need. The Company has a sales and marketing infrastructure to commercialize its products in the U.S., Canada and Europe. During the current fiscal year, or Fiscal 2020, we aim to generate revenue growth through increased sales of our medicines in the United States (U.S.) and Europe while continuing to secure widespread reimbursement for Trogarzo® in key European countries. Finally, we will continue to assess the market for potential product acquisitions or in-licensing transactions that would be complementary to our business.

On September 10, 2020, we announced our intent to move forward with the development of tesamorelin for the treatment of NASH in the general population. To this end, we plan to submit a Phase 3 study protocol to the regulatory agencies in fourth quarter of 2020 and aim to begin a Phase 3 clinical trial in early 2021.

In addition, on September 11, 2020, we launched Trogarzo® in Germany.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

The development of our SORT1+ Technology™ in oncology continues to progress. We aim to file an Investigational New Drug Application with the FDA in the fourth quarter of 2020 and our objective remains to initiate a Phase 1 study with our lead compound, TH1902, in early 2021.

Since the declaration of a worldwide pandemic for COVID-19 by the World Health Organization on March 11, 2020, it has been increasingly challenging for our sales representatives to have face-to-face interactions with customers. In light of this ongoing situation, on September 21, 2020, we announced a new sales infrastructure to adapt to this business environment by enhancing our remote interactions with physicians and virtual medical education support while reducing resources allocated to face-to-face meetings.

Our Medicines

EGRIFTA SV® is approved by the FDA for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy.

Our second product, Trogarzo®, was in-licensed from TaiMed Biologics Inc., or TaiMed. It was approved by the FDA in March 2018 for the treatment of human immunodeficiency virus type 1, or HIV-1, infection in heavily treatment-experienced adults with multidrug resistant, or MDR, HIV-1 infection failing their current antiretroviral regimen.

The COVID-19 pandemic serves as a strong reminder to physicians and patients that people living with HIV must have their viral load well managed and that leniency on their treatment can have severe consequences. Trogarzo® represents a logical, effective and well-tolerated addition to the treatment regimen of patients that do not have a completely suppressed viral load.

Trogarzo® was also approved in Europe by the European Medicines Agency, or EMA, in September 2019 for the treatment of adults infected with MDR HIV-1 for whom it is otherwise not possible to construct a suppressive antiviral regimen. Trogarzo® was launched in Germany on September 11, 2020. It is expected that Norway will be the second country where Trogarzo® will be launched in Europe. The Company will make Trogarzo® commercially available in other European countries as soon as it obtains reimbursement on a country-by-country basis.

In addition, a number of patients are already being treated with Trogarzo® in some European countries through early access programs.

A study evaluating a new method of administration of Trogarzo®, an IV push, is currently being conducted by TaiMed. It is progressing well and the recruitment of patients should be completed in the fourth quarter of 2020. Under the terms of our in-licensing agreement with TaiMed, or TaiMed Agreement, we are entitled to commercialize the new method of administration of Trogarzo® if, and when, approved.

Our Pipeline

Theratechnologies has established a robust and promising pipeline of investigational medicines in areas of high unmet need.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

On September 10, 2020, we announced our intent to pursue the development of tesamorelin for the treatment of NASH in the general population. The decision was made after careful consideration and based on discussions with a group of scientific advisers. Based on current scientific evidence showing a reduction in liver fat and delayed progression of liver fibrosis in patients with HIV infection and NASH or Nonalcoholic Fatty Liver Disease, or NAFLD, combined with the established safety profile of tesamorelin, robust intellectual property, the F8 formulation and the potential development of a convenient multi-dose pen injector, we believe that we have a strong candidate for the treatment of NASH in the general population.

Theratechnologies intends to submit its Phase 3 study protocol to the FDA and European regulatory agencies in the fourth quarter of 2020. Subject to feedback from those agencies, we aim to begin a Phase 3 clinical trial in the first quarter of 2021.

Theratechnologies plans to use the F8 formulation for the Phase 3 clinical trial in NASH. In addition, a supplemental Biologics License Application (sBLA) is expected to be filed with the FDA in early 2022 in HIV-associated lipodystrophy using the multi-dose pen injector currently being developed for this new formulation.

The F8 formulation is stable at room temperature for up to seven days after reconstitution and its volume of administration is only 0.16 mL (12.5 times smaller than the F1 formulation and two times smaller than the current F4 formulation (EGRIFTA SV®), making it possible to have a single multi-dose vial containing seven days of treatment.

The F8 formulation is patent protected in the U.S. until 2033 and until 2034 in major European countries.

Furthermore, on October 13, 2020, the United States Patent and Trademark Office (USPTO) issued U.S. Patent No. 10,799,562, which is directed to the treatment of NASH and/or NAFLD in patients using tesamorelin. This patent, which is scheduled to expire in 2040, stems from a patent application filed in March 2020 by Massachusetts General Hospital (MGH). Theratechnologies has an exclusive license with MGH to this patent.

The Company is also pursuing the development of a unique targeted oncology technology. The SORT1+ Technology™ consists of proprietary peptide-drug conjugates, or PDCs, that specifically target various cancers where the sortilin receptor (SORT1) is overexpressed. Based on positive preclinical data, we plan to submit an IND application to the FDA for a first-in-human clinical trial in triple-negative breast cancer (TNBC) using our PDC, TH1902, before the end of 2020. Theratechnologies plans to submit an IND for TH1904, the Company’s second investigational PDC for the treatment of ovarian cancer, once manufacturing scale-up is completed, which is expected to occur following the initiation of the Phase 1 clinical trial of TH1902.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

Third-Quarter Fiscal 2020 Financial Results

Revenue

(in thousands of U.S. dollars)	Three-month periods ended August 31,		Nine-month periods ended August 31,
	2020	2019	2020	2019

EGRIFTA®, EGRIFTA SV® net sales	6,864	9,188	24,648	26,789

Trogarzo® net sales	7,185	6,923	22,282	20,027

Revenue	14,049	16,111	46,930	46,816

Consolidated revenue for the three and nine-month periods ended August 31, 2020 was $14,049,000 and $46,930,000 compared to $16,111,000 and $46,816,000 for the same periods ended August 31, 2019.

Revenue for the third quarter of 2020 were impacted by one-time items, such as tighter inventory controls at the distributor level and higher than anticipated rebates and chargebacks. Also impacting revenues for the quarter were returns of original EGRIFTA® vials, as this formulation has been removed from the market, and vials still in circulation were pulled from pharmacies; the Company expects that the corresponding revenue for replacement vials of EGRIFTA SV® will be recorded in the fourth quarter of 2020. Finally, prescription growth was impacted by the Covid-19 pandemic.

COVID-19 has changed the pharmaceutical sales and marketing paradigm. Hospitals and clinics have become less accessible to sales representatives due to pandemic-related restrictions which led to fewer face-to-face interactions with healthcare professionals. As a result, we implemented the appropriate actions to address these challenges. Through a different sales structure and the reallocation of resources, as announced on September 21, 2020, we are increasing the number of virtual interactions and educational events with physicians and ensuring that we have an overall larger presence in the healthcare community. We believe these measures will support our efforts to grow sales of Trogarzo® and EGRIFTA SV® in the U.S.

Cost of Sales

For the three- and nine-month periods ended August 31, 2020, cost of sales was $6,111,000 and $20,252,000 compared to $6,437,000 and $19,087,000 for the same periods ended August 31, 2019, or Fiscal 2019. Cost of goods sold was $4,611,000 and $15,780,000 in the three and nine-month periods of 2020 compared to $5,215,000 and $15,371,000 for the same periods in the previous year. The decrease in cost of goods sold was mainly due to lower sales of EGRIFTA® which was offset by a higher proportion of Trogarzo® sales. Cost of sales also included the amortization of the other asset of $1,220,000 and $3,661,000 for the three and nine-month periods ended August 31, 2020. In addition, cost of sales includes write-downs of $282,000 and $676,000 to recognize inventories at net realizable value for the three- and nine-month periods ended August 31, 2020, respectively ($nil and $3,000 for the corresponding periods in the prior year), which includes write-downs of $422,000 during the nine-month period ended August 31, 2020

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

on excess stock of EGRIFTA® mainly due to the Company’s decision to switch patients to and only actively commercialize EGRIFTA SV® in the U.S.

R&D Expenses

R&D expenses for the three- and nine-month periods ended August 31, 2020 amounted to $4,183,000 and $11,224,000 compared to $2,152,000 and $6,964,000 in the comparable periods of Fiscal 2019.

The increase was largely due to the development of our oncology platform, the F8 formulation and the multi-dose pen injector as well as regulatory expenses and increased medical education initiatives in Europe in preparation for the Trogarzo® launch.

Selling Expenses

Selling expenses increased to $7,025,000 and $20,327,000 for the three- and nine-month periods ended August 31, 2020 compared to $6,389,000 and $18,809,000 for the same periods last year.

The increase was mainly associated with increased activities in Europe.

The amortization of the intangible asset value for the EGRIFTA®, EGRIFTA SV® and Trogarzo® commercialization rights was also included in selling expenses. As such, we recorded an expense of $796,000 for the third quarter of Fiscal 2020 compared to $641,000 for the same quarter last year and $2,155,000 for the nine-month period ended August 31, 2020 and $1,770,000 for the same period last year.

General and Administrative Expenses

General and administrative expenses in the three- and nine-month periods ended August 31, 2020 amounted to $2,699,000 and $8,975,000 compared to $1,772,000 and $5,072,000 reported in the comparable periods of Fiscal 2019.

The increase in general and administrative expenses was mainly associated with business growth, increased activity in Europe, increased administrative expenses as a result of our US registration and listing of our common shares on NASDAQ in October 2019 and the transition to a new CEO.

Finance Income

Finance income, consisting of interest income, for the three- and nine-month periods ended August 31, 2020 was $32,000 and $278,000 compared to $253,000 and $880,000 in the comparable periods of Fiscal 2019.

Lower finance income was due in large part to a decrease in the average interest rates and a decreased liquidity position in Fiscal 2020 compared to Fiscal 2019.

Finance Costs

Finance costs for the three- and nine-month periods ended August 31, 2020 were $831,000 and $3,548,000 compared to $1,253,000 and $3,805,000 in the comparable periods of Fiscal 2019. Finance costs in the third quarter of 2020 and for the nine-month period ended August 31, 2020 represent interest of $838,000 and $2,482,000, respectively on the senior convertible notes issued in June 2018, compared to $847,000 and $2,493,000 for the same periods last year. Finance costs for the third quarter ended August 31, 2020 were partially offset by a foreign currency gain of $496,000.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

Finance costs also included accretion expense, which was $485,000 for the third quarter of 2020 and $1,508,000 for the nine-month period ended August 31, 2020 compared to $428,000 and $1,233,000 for the same periods last year.

Adjusted EBITDA

For the reasons noted above, Adjusted EBITDA for the three- and nine- month periods ended August 31, 2020 was $(3,149,000) and $(5,676,000) compared to $1,566,000 and $3,540,000 in the comparable periods of Fiscal 2019. See “Non-IFRS Financial Measures” below.

Net Loss

Taking into account the revenue and expense variations described above, we recorded a net loss of $6,768,000 or $(0.09) per share in the third quarter of Fiscal 2020 and a net loss of $17,118,000 or $(0.22) per share for the nine-month period ended August 31, 2020 compared to a net loss of $1,639,000 or $(0.02) per share in the three-month period ended August 31, 2019 and a net loss of $6,041,000 or $(0.08) per share compared to the nine-month period ended August 31, 2019.

Financial Position

For the three- and nine-month periods ended August 31, 2020, cash flow generated/(used) in operating activities was $277,000 and $(7,648,000) compared to $5,945,000 and $(631,000) for the same periods last year.

In the third quarter of Fiscal 2020, changes in operating assets and liabilities had a positive impact on cash flow of $3,521,000. These changes are mainly due to a decrease in trade and other receivables of $3,967,000.

In the nine months of Fiscal 2020, changes in operating assets and liabilities negatively affected cash flow by $1,872,000 compared to $4,150,000 in the comparable period of fiscal 2019.

As at August 31, 2020, cash, bonds and money market funds amounted to $26,847,000. Based on management’s estimate and current level of operations, we believe that our current liquidity position is sufficient to finance our operations in the foreseeable future.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

Quarterly Financial Information

The following table is a summary of our unaudited consolidated operating results for the last eight quarters.

(In thousands of dollars, except per share amounts)

		2020[1]			2019			2018

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Revenue	14,049	17,162	15,719	16,400	16,111	15,609	15,096	13,983

Operating expenses

Cost of sales

Cost of goods sold	4,611	5,769	5,400	5,754	5,215	5,346	4,810	3,516

Other production-related costs	280	391	140	14	1	18	34	14

Amortization of other asset	1,220	1,220	1,221	1,221	1,221	1,221	1,221	1,221

R&D	4,183	3,622	3,419	3,877	2,152	2,285	2,527	2,063

Selling	7,025	6,941	6,361	7,673	6,389	6,972	5,448	5,233

General and administrative	2,699	3,706	2,570	3,258	1,772	1,784	1,516	1,865

Total operating expenses	20,018	21,649	19,111	21,797	16,750	17,626	15,556	13,912

Finance income	32	80	166	217	253	292	335	276

Finance costs	(831)	(1,399)	(1,318)	(1,275)	(1,253)	(1,449)	(1,103)	(1,330)

Net loss	(6,768)	(5,806)	(4,544)	(6,455)	(1,639)	(3,174)	(1,228)	(983)

Basic and diluted loss per share	(0.09)	(0.08)	(0.06)	(0.08)	(0.02)	(0.04)	(0.02)	(0.01)

1

The Company adopted IFRS 16 – Leases, using the modified retrospective approach, effective for Fiscal 2020, beginning on December 1, 2019. Accordingly, comparative figures for Fiscal 2019 and Fiscal 2018 have not been restated and continue to be reported under IAS 17–. See note 2 in the interim consolidated financial statements for Fiscal 2020.

Factors Affecting the Variability of Quarterly Results

There are quarter-over-quarter variations in net sales revenue, principally due to changes in distributor inventory levels with some additional impact from time to time related to

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

average net selling price, which is affected by changes in the mix of private payors versus government drug reimbursement plans.

Higher expenses beginning in the first quarter of 2019 are associated with business growth and the development of our product pipeline.

Recent Changes in Accounting Standards

Please refer to Note 2 to the Interim Financial Statements.

Outstanding Share Data

As of October 13, 2020, the number of common shares issued and outstanding was 77,013,411 while outstanding options amounted to 3,303,359. We also had $57,500,000 aggregate principal amount of 5.75% convertible unsecured senior notes due June 30, 2023 issued and outstanding as a result of the Offering. These notes are convertible into common shares at the option of the holder at a conversion price of $14.85, representing a conversion rate of approximately 67.3401 common share per $1,000 principal amount of notes. The conversion of all of the outstanding notes would result in the issuance of 3,872,055 common shares.

Contractual Obligations

There was no material change in contractual obligations during the three-month period ended August 31, 2020.

Economic and Industry Factors

The WHO declared a global pandemic on March 11, 2020. Authorities around the world implemented confinement measures designed to curb the spread of the COVID-19. Those measures have severely limited face-to-face access to healthcare providers. The industry as a whole has had to adapt to this new reality and uncertainty remains as a second wave of infections is growing and re-confinement measures are being contemplated by authorities in territories where we market our medicines.

Internal Control

There was no change in the Company’s internal control over financial reporting, or ICFR, that occurred during the period beginning on June 1, 2020 and ending on August 31, 2020 that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

Non-IFRS Financial Measures

Reconciliation of net profit or loss to adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA)

Adjusted EBITDA is a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to net profit (loss) is presented in the table below. We use adjusted financial measures to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use Adjusted EBITDA to measure operating performance from one period to the next without the variation caused by certain adjustments that could potentially distort

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

the analysis of trends in our business, and because we believe it provides meaningful information on our financial condition and operating results.

We obtain our Adjusted EBITDA measurement by adding to net profit or loss, finance income and costs, depreciation and amortization, and income taxes. We also exclude the effects of certain non-monetary transactions recorded, such as share-based compensation for the stock option plan and write-downs (or related reversals) of inventories, for our Adjusted EBITDA calculation. We believe it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring. Share-based compensation costs are a component of employee remuneration and can vary significantly with changes in the market price of the Company’s shares. In addition, other items that do not impact core operating performance of the Company may vary significantly from one period to another. As such, Adjusted EBITDA provides improved continuity with respect to the comparison of our operating results over a period of time. Our method for calculating Adjusted EBITDA may differ from that used by other companies.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

Adjusted EBITDA

(In thousands of U.S. dollars)

	Three-month periods ended August 31,		Nine-month periods ended August 31,
	2020[1]	2019	2020[1]	2019
	$	$	$	$

Net loss	(6,768)	(1,639)	(17,118)	(6,041)

Add (deduct):

Depreciation and amortization	2,189	1,929	6,328	5,565

Lease inducements and amortization	-	5	-	233

Finance costs	831	1,253	3,548	3,805

Finance income	(32)	(253)	(278)	(880)

Share-based compensation	349	271	1,168	855

Write-down of inventories	282	-	676	3

Adjusted EBITDA	(3,149)	1,566	(5,676)	3,540

1

The Company adopted IFRS 16 – Leases, using the modified retrospective approach, effective for Fiscal 2020, beginning on December 1, 2019. Accordingly, comparative figures for Fiscal 2019 have not been restated. As a result, adjusted EBITDA includes adjustments for additional depreciation related to the right-of-use asset of $111,000 for the three-month period ended August 31, 2020 and of $329,000 for the nine-month period of Fiscal 2020, and an accretion expense on lease liabilities, included in finance costs, of $53,000 and $162,000 for the three- and nine-month periods respectively ended August 31, 2020.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8